Exhibit 99.1

Nyxoah Invests In Further Expanding Its Belgian Manufacturing Capacity To Support Its Worldwide Growth

January 21, 2026

Nyxoah Invests In Further Expanding Its Belgian Manufacturing Capacity To Support Its Worldwide Growth

Mont-Saint-Guibert, Belgium – January 21, 2026, 10:05 pm CET / 4:05 pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today announced an important investment in Belgium to further scale its manufacturing capacity to support its continued growth in the United States and international markets. In addition to its existing contract manufacturing operations in the United States, the Company will expand its manufacturing footprint in Wallonia, reflecting Nyxoah’s long-standing relationship with the Belgium life science ecosystem.

As part of this investment, Nyxoah has signed an agreement with LégiaPark, a life sciences and advanced technologies business park located in the Liège region, that will support Nyxoah’s product development activities and the creation of a nearly 2,000 square meters manufacturing facility, including a state-of-the-art cleanroom, developed in collaboration with ABN Cleanroom Technology. Beyond its industrial impact, it also strengthens the strategic partnership with Noshaq, supporting collaboration across the value chain and contributing to local job creation.

“With strong commercial momentum in the U.S. and expanding international demand, we are scaling Nyxoah for growth, investing in increased manufacturing capacity and further strengthening our gross margin profile”, commented Olivier Taelman, Chief Executive Officer of Nyxoah. “This investment further secures our readiness to meet demand and reinforces our confidence in delivering sustainable value creation for all stakeholders.”

Isabelle Degand, Chief Executive Officer of LégiaPark, said: “We are delighted to welcome Nyxoah to LégiaPark, with dedicated workspaces, storage, and a high-performance cleanroom. These specialized, custom-designed technical spaces illustrate the strength of Belgium’s life sciences ecosystem and will enable Nyxoah teams to benefit from the services and collaborative environment at the heart of the Liège region.”

“We are delighted to partner with Nyxoah and LégiaPark on this project,” said Jo Nelissen, CEO of ABN Cleanroom Technology. “With future growth in mind, the cleanroom is designed to be scalable and can be expanded in the short term to evolve alongside Nyxoah’s manufacturing needs. This is enabled by our market-leading Configure-to-Order Plus approach, which embeds all critical cleanroom values by design while allowing flexibility from day one. The project reflects our shared focus on innovation, international growth, and strong local expertise in Belgium, combining global ambition with a solid local presence.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and receipt of approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

About LégiaPark

Located on the heights of Liège, opposite to CHC Mont-Légia, LégiaPark is a 30,000 m² business center dedicated to companies active in life sciences and advanced technologies. Designed as an integrated ecosystem, it offers high-level infrastructures (offices, laboratories, clean rooms) and a wide range of shared services. LégiaPark aims to become a benchmark cluster in Wallonia for innovation, research and development in the MedTech, biopharma, e-health and beyond sectors.

About ABN Cleanroom Technology

Founded in 1996, ABN Cleanroom Technology is a Belgium-based cleanroom specialist supplying high-quality cleanroom solutions across Europe. The company is widely recognized as a market leader in Configure-to-Order+ (CTO+) cleanroom concepts, combining standardized modular building blocks with a high degree of process-specific customization while meeting stringent performance and compliance requirements.

Cleanrooms are configured via the ADAPTUS Product Platform, which supports a fully data-driven workflow from design to delivery. This approach enables consistent quality, reduced lead times, and optimized lifecycle performance for cleanroom environments in a broad range of industries.

In addition to design and construction, ABN Cleanroom Technology offers a comprehensive portfolio of lifecycle services. These include maintenance,

in-house validation, and all supporting services required to ensure cleanrooms remain compliant, reliable, and operational over time.

For more information, please visit http://www.abn-cleanroomtechnology.com/.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; the Company's results of operations, financial condition, liquidity, performance, prospects, growth, future revenue and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward- looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

Rémi Renard

Head of Investor Relations & Corporate Communication

IR@nyxoah.com

LégiaPark / Noshaq

Clément Jadot

Communication Officer

c.jadot@noshaq.be

ABN Cleanroom Technology

Kamiel Philippens

Lead Communications & Brand Management kamiel.philippens@abn-cleanroomtechnology.com

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•	ENGLISH Nyxoah Strengthens Its Global Manufacturing Capabilities PR